

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

<u>Via Email</u>
E. Mark Rajowski
Chief Financial Officer
MeadWestvaco Corporation
501 South 5th Street
Richmond, VA 23219-0501

> **Re:** **MeadWestvaco Corporation**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 001-31215**
> **Supplemental response letter**
> **Dated April 21, 2011**

Dear Mr. Rajowski:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director